Exhibit 99.2

ITEM 4. INFORMATION ON THE COMPANY

As used in this item, unless otherwise indicated or the context otherwise requires, references to:

●	“Al Shola Gas” are to Al Shola Al Modea Gas Distribution LLC, a UAE company.

●	“Class A Ordinary Shares” are to the Company’s Class A ordinary shares with a nominal value of $0.0001 each.

●	“Fusion Fuel,” “we,” “us,” “our,” “the Company,” or “our company” are to Fusion Fuel Green PLC, a public limited company incorporated in Ireland, including its consolidated subsidiaries.

●	“Fusion Fuel Portugal” are to Fusion Fuel Portugal, S.A., a public limited company domiciled in Portugal.

●	“Nasdaq” are to The Nasdaq Stock Market LLC.

●	“QIND” are to Quality Industrial Corp., a Nevada corporation.

●	“SEC” are to the U.S. Securities and Exchange Commission.

●	“Series A Preferred Shares” are to the Company’s Series A Convertible Preferred Shares with a nominal value of $0.0001 each.

●	“UAE” are to the United Arab Emirates.

4.A.  History and Development of the Company

Corporate History of Fusion Fuel Green PLC

Fusion Fuel Green PLC was incorporated in Ireland on April 3, 2020 as a private limited company under the name “Dolya Holdco 3 Limited”. On July 14, 2020, the Company changed its name to Fusion Fuel Green Limited. On October 2, 2020, the Company converted into a public limited company incorporated in Ireland under the name “Fusion Fuel Green PLC”. On December 10, 2020, the Company completed a business combination pursuant to that certain Amended and Restated Business Combination Agreement, dated as of August 25, 2020 (the “Business Combination Agreement”), among the Company, HL Acquisitions Corp., a British Virgin Islands business company (“HL”), Fusion Welcome - Fuel, S.A., a public limited company domiciled in Portugal, now known as Fusion Fuel Portugal, S.A. (“Fusion Fuel Portugal”), Fusion Fuel Atlantic Limited, a British Virgin Islands business company and wholly owned subsidiary of the Company (“Merger Sub”), and the shareholders of Fusion Fuel Portugal (“Fusion Fuel Shareholders”). Pursuant to the Business Combination Agreement, (i) Merger Sub merged with and into HL (the “Merger”), with HL being the surviving entity of the Merger and becoming a wholly-owned subsidiary of the Company, and (ii) the Company acquired all of the issued and outstanding shares of Fusion Fuel Portugal. As a result of this business combination transaction, Fusion Fuel Portugal and HL became wholly-owned subsidiaries of the Company and the former security holders of Fusion Fuel Portugal and HL became security holders of the Company.

From the date of the consummation of the Business Combination Agreement to November 11, 2024, the Company provided green hydrogen products and services, primarily through Fusion Fuel Portugal and its subsidiaries.

On November 11, 2024, Fusion Fuel Portugal filed for insolvency in the civil court of Sintra, Portugal, and is currently undergoing insolvency proceedings. Subsequently, the former production and sale of the Company’s miniaturized PEM electrolyzer product line and research and development activities, which were conducted through Fusion Fuel Portugal and its subsidiaries, ceased and will not be continued. It is expected that the assets held by Fusion Fuel Portugal and its subsidiaries will be disposed of through a liquidation process.

Beginning on November 26, 2024, the Company’s operations primarily consisted of the operations of QIND and its 51%-owned subsidiary, Al Shola Gas. See “—Acquisition of Quality Industrial Corp.”.

On December 19, 2024, the Company’s shares representing 50% of the share capital of P2X Spain Sociedad Limitada, a Spanish company (formerly Fusion Fuel Spain, S.L.) (“P2X Spain”), were transferred to a third party, subject to an agreement, dated February 7, 2025, among the Company, P2X Spain, Eree Desarrollos Empresariales S.L., and Greatrex Family Enterprises, LDA. The agreement provides that subject to the non-fulfillment of certain conditions on or before August 7, 2025, the parties will acknowledge that such transfer is fully effective and that the third-party transferee has become the sole owner with full legal title to the shares of P2X Spain Sociedad Limitada.

On February 17, 2025, Bright Hydrogen Solutions was incorporated in Ireland as a private company limited by shares wholly-owned by the Company. Bright Hydrogen Solutions was formed to launch our planned comprehensive hydrogen project solutions service. The former hydrogen business operations and assets of Fusion Fuel Portugal and its subsidiaries will not be part of Bright Hydrogen Solutions’ services due to Fusion Fuel Portugal’s pending insolvency proceedings.

Acquisition of Quality Industrial Corp.

On November 18, 2024, pursuant to the Stock Purchase Agreement, dated as of November 18, 2024 (the “QIND Purchase Agreement”), among the Company, QIND, Ilustrato Pictures International Inc., a Nevada corporation (“Ilustrato”), and certain other stockholders of QIND (together with Ilustrato, the “QIND Sellers”), the QIND Sellers agreed to sell 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock of QIND (the “QIND Sellers’ Shares”), constituting approximately 69.36% of the capital stock of QIND, to the Company. In exchange, the Company was required to issue the Ordinary Shares Consideration, constituting 19.99% of the issued and outstanding Class A Ordinary Shares, and an aggregate of 4,171,327 Series A Preferred Shares, to the QIND Sellers. The QIND Purchase Agreement provided that, subject to the satisfaction or waiver of the conditions set forth in the Purchase Agreement, the Company was required to consummate the transactions (the “QIND Transactions”) contemplated by the Purchase Agreement at the date (the “QIND Closing Date”) of the closing of the QIND Transactions (the “QIND Closing”).

The conditions to the QIND Closing included, among other things, the written resignation of Frederico Figueira de Chaves as Chief Executive Officer of the Company effective as of the QIND Closing Date, and the appointment of John-Paul Backwell, the Chief Executive Officer of QIND, as the Chief Executive Officer of the Company effective as of the QIND Closing Date. In addition, the Company, QIND, and each director and officer of the Company that held equity securities in the Company (collectively, the “Company Equityholders”) and each of the QIND Sellers were required to enter into a lock-up agreement which provided that the Company Equityholders and the QIND Sellers will each be prohibited from transferring, entering into short sales, granting proxies or powers of attorney, or offering or agreeing to do any of the foregoing during the 180-day period beginning on the QIND Closing Date, subject to certain exceptions.

On November 26, 2024, the conditions to the QIND Closing were satisfied in all material respects, and therefore is considered to be the QIND Closing Date. On that date, the Company instructed its transfer agent to issue the Company Shares Consideration to the QIND Sellers, the Ordinary Shares Consideration was subsequently issued to Ilustrato, and the Series A Preferred Shares were subsequently issued pro-rata to the QIND Sellers, with Ilustrato’s allocation of the Series A Preferred Shares reduced by the Ordinary Shares Consideration. On November 26, 2024, the QIND Sellers delivered to QIND’s transfer agent all of the necessary documentation to effect the transfer of the QIND Sellers’ Shares to the Company, which were subsequently transferred to the Company.

The Series A Preferred Shares were issued pursuant to a Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares, which was filed with the Companies Registration Office of Ireland on December 13, 2024 (the “Series A Certificate of Designation”). Pursuant to the Series A Certificate of Designation, the Series A Preferred Shares rank on parity with the Class A Ordinary Shares as to distributions of assets upon liquidation. The Series A Preferred Shares will have no voting rights except as required by the Irish Companies Act 2014 (as amended) (the “Irish Companies Act”) and with respect to amendments to the Series A Certificate of Designation or the constitution of the Company that adversely affect the terms of the Series A Preferred Shares. On the later of the date of the Shareholder Approval or the clearance of the initial listing application filed by the Company with Nasdaq, each of the Series A Preferred Shares will automatically convert into ten Class A Ordinary Shares, subject to adjustment upon the occurrence of share dividends, share splits, reverse share splits, or certain similar transactions, or certain corporate transactions of the Company including a merger, sale of all or substantially all assets, purchase of 50% or more of the Class A Ordinary Shares, recapitalization, or acquisition by another person of more than 50% of the outstanding Class A Ordinary Shares (the “Preferred Shares Conversion”). If the Shareholder Approval is not obtained at the Shareholders Meeting (as defined below) by the Extended Meeting Deadline (as defined below), the Company will, subject to applicable law, be required to repurchase all of the outstanding Series A Preferred Shares held by each of the QIND Sellers.

Pursuant to the QIND Purchase Agreement, following the QIND Closing Date, the Company, QIND, and the QIND Sellers will enter into an agreement and plan of merger (the “QIND Merger Agreement”). The QIND Purchase Agreement states that the parties intend that after the QIND Closing, subject to the terms of the QIND Merger Agreement and the receipt of any necessary shareholder, regulatory, and Nasdaq consents or approvals, QIND will merge into a newly-formed, wholly-owned Nevada subsidiary of the Company (the “QIND Merger”). Upon completion of the QIND Merger, QIND will become the surviving entity and a wholly owned subsidiary of the Company.

If, as of the QIND Closing Date, the Company has any indebtedness for borrowed money or liabilities in excess of $1,350,000 relating to the period prior to the QIND Closing (the “Closing Debt Cap”), then the Company will issue to the security holders of QIND immediately prior to the QIND Closing (the “Legacy QIND Security holders”), including the QIND Sellers, as soon as practicable following the closing of the QIND Merger, a number of additional Class A Ordinary Shares (the “Adjustment Shares”) that will be determined by dividing the dollar amount by which the actual indebtedness for borrowed money of the Company exceeds the Closing Debt Cap by the quotient obtained by dividing $40,730,000 by the number of Class A Ordinary Shares outstanding at the effective time of the QIND Merger on a fully-diluted basis. The Adjustment Shares will be issued to the Legacy QIND Security holders on a pro-rata basis based upon the number of shares of QIND common stock held by the Legacy QIND Security holders at the effective time of the QIND Merger; provided, however, that for this purpose, the QIND Sellers will be deemed to hold at the effective time of the QIND Merger such number of shares of QIND common stock (assuming the conversion of QIND preferred stock held by the QIND Sellers into shares of QIND common stock in accordance with their terms) as they held at the time that the QIND Sellers entered into the Purchase Agreement.

In addition, in connection with the QIND Purchase Agreement, the board of directors of the Company approved resolutions that: (i) approved the QIND Purchase Agreement, the Series A Certificate of Designation, the QIND Transactions, and the QIND Merger; (ii) approved the payment of the Company Shares Consideration, (iii) directed that the issuance of the Class A Ordinary Shares underlying the Series A Preferred Shares pursuant to the Preferred Shares Conversion, the amendment and restatement of the constitution of the Company, including the change of the name of the Company to such name as shall be designated by the QIND Sellers (the “Amended Company Charter”), and the election of the New Directors (as defined below) be submitted for consideration at the Shareholders Meeting, and (iv) recommended to the shareholders of the Company that they approve the Preferred Shares Conversion, the Amended Company Charter, and the election of the New Directors (the “Board Recommendation”).

Stock Purchase Agreement – Covenants

The QIND Purchase Agreement provides that the following covenants will apply:

●	Within ten days of the date of the QIND Purchase Agreement, the Company will cause its officers and directors who hold shares or convertible securities of the Company (the “Company Insiders”) to execute a voting agreement.

●	After the date of the QIND Purchase Agreement, the Company will use commercially reasonable efforts to raise at least $5,000,000 in one or more financing transactions (the “Company Financing”). QIND and the QIND Sellers are required to support and assist the Company in connection with the Company Financing. 50% of the proceeds from the Company Financing will be set aside and made available expressly for QIND to use for its working capital and corporate needs and the remaining 50% of such funds will be set aside and made available expressly for the businesses of the Company existing immediately prior to the QIND Closing to use for its working capital and corporate needs. To split the net proceeds of the Company Financing as described above, the Company will make loans of one-half of the net proceeds (or such lesser amount as agreed to by the parties to the QIND Purchase Agreement) to QIND. Such loans will be (i) forgiven upon the Preferred Shares Conversion or (ii) repaid if the QIND Transactions are unwound in accordance with the QIND Purchase Agreement. The Company and QIND are required to cooperate to structure such allocation of proceeds and the use of such proceeds on a mutually agreeable basis. The Company will utilize its portion of the net proceeds of the Company Financing to pay off any indebtedness for borrowed money, accounts payable and other liabilities.

●	Any proceeds received by the Company in connection with the Subscription Agreement, dated as of August 28, 2024, between the Company and the investor signatory thereto (the “August 2024 Subscription Agreement”), must be used to repay certain funds that were received by certain subsidiaries of the Company or entities organized under Portuguese law by the Company, up to the lesser of (a) the amount of such funds that must be repaid pursuant to the terms and conditions for the receipt of such funds, or (b) €10 million. In the event that (i) any shares or securities of the Company are issued in connection with the August 2024 Subscription Agreement prior to the effectiveness of the QIND Merger, (ii) the proceeds are used to repay certain funds that were received by certain subsidiaries of the Company or entities organized under Portuguese law by the Company, and (iii) the satisfaction of the terms and conditions for the consummation of the QIND Merger pursuant to the QIND Purchase Agreement and the QIND Merger Agreement, then, within three business days of the QIND Merger, the Company will issue a number of Class A Ordinary Shares to the QIND Sellers that will cause their percentage ownership of the Company to be the percentage that the QIND Sellers would have owned but for the occurrence of any such issuances in connection with the August 2024 Subscription Agreement as to which the proceeds were used to repay the funds.

●	From the date of the QIND Purchase Agreement through the period ending on the earlier of (i) the Preferred Shares Conversion, (ii) the repurchase of the Company Shares Consideration from the QIND Sellers in exchange for the QIND Sellers’ Shares, and (iii) the termination of the QIND Purchase Agreement (the “Restricted Period”), the Company will not sell, transfer, or otherwise encumber the QIND Sellers’ Shares acquired under the QIND Purchase Agreement without the prior written consent from the QIND Sellers. In addition, during the Restricted Period, the Company will not, without the written consent of QIND, which may not be unreasonably withheld, and QIND will not, without the written consent of the Company, which may not be unreasonably withheld, among other things: (i) Declare any dividends; (ii) adjust, split, combine, reclassify, redeem, purchase, acquire, issue (other than pursuant to the exercise or conversion of convertible securities outstanding on the date of the QIND Purchase Agreement), or enter into any contract with respect to the sale, voting, registration, or repurchase of capital stock; (iii) incur more than a certain amount and/or type of indebtedness; (iv) sell any assets; (v) acquire material assets, properties, or business organizations; (vi) enter into certain types of contracts; (vii) make certain loans; (viii) commence, settle, or take certain other actions with respect to legal actions pending before any governmental or regulatory body; (ix) enter into transactions with any affiliate or shareholder that would reasonably be expected to materially delay or prevent the consummation of the QIND Transactions or the QIND Merger or that would be required to be described under Item 404 of Regulation S-K of the SEC in the Company or QIND’s SEC filings; or (x) increase or extend the compensation of any employees, directors, or officers or take certain other actions with respect to employees of the Company or QIND.

●	As soon as practicable after the date of the QIND Purchase Agreement, and in any case no less than six weeks prior to the Shareholders Meeting, Purchaser will file an initial listing application with Nasdaq. The Company, the QIND Sellers and QIND are required to use their commercially reasonable efforts to respond to any questions or comments of the staff of Nasdaq.

●	The Company will deliver the certificates representing the QIND Sellers’ Shares to a third-party agent on terms and conditions to be mutually agreed upon by the parties to the QIND Purchase Agreement to hold in escrow until the expiration of the Restricted Period such that (i) if the Shareholder Approval is not obtained, then such certificates will be delivered to the QIND Sellers, and (ii) upon occurrence of the Shareholder Approval, such certificates will be delivered to the Company.

●	The Company will be required to take all steps necessary to cause the Class A Ordinary Shares issued to the QIND Sellers in connection with the QIND Transactions to be approved for listing (subject to notice of issuance) on Nasdaq at or after the QIND Closing pursuant to Nasdaq rules and regulations.

●	The Company, QIND, and the QIND Sellers will enter into the QIND Merger Agreement.

●	As promptly as practicable following the QIND Closing Date and the execution and delivery of the QIND Merger Agreement, and after reasonable consultation with QIND, the Company will duly call, convene and hold a special meeting of the holders of the Class A Ordinary Shares (the “Shareholders Meeting”), to be held on a date (the “Initial Meeting Deadline”) no later than 45 days after the effective date (the “Registration Statement Effective Date”) of a registration statement on Form F-4 or such other applicable form (the “Registration Statement”) to be filed with the SEC, unless otherwise required by applicable laws, in accordance with Irish law, including the Irish Companies Act, and the Company’s organizational documents. As promptly as practicable after the mailing of a proxy statement/prospectus relating to the matters to be submitted to the shareholders of the Company at the Shareholders Meeting (the “Proxy Statement”), the Company will solicit proxies from the holders of Class A Ordinary Shares to vote in accordance with the recommendation of the board of directors (the “Shareholder Approval”) with respect to (i) the Preferred Shares Conversion in compliance with all applicable laws and regulations, including, but not limited to, Irish law, including the Irish Companies Act, and the rules and regulations of Nasdaq, (ii) the Amended Company Charter, (iii) the election of the New Directors, (iv) if the parties to the QIND Purchase Agreement determine that approval of the QIND Merger by the Company’s shareholders is required, the QIND Merger, (v) approval to opt out of Rule 9 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2022, (vi) the adjournment of such meeting in accordance with the terms and conditions of the QIND Purchase Agreement, and (vii) any other proposal or proposals that the Company reasonably deems necessary or desirable to consummate the QIND Transactions and the QIND Merger. The Company will be required to use its best efforts to obtain the Shareholder Approval by the Initial Meeting Deadline, including, without limitation, by causing (x) the Company’s board of directors not to withdraw the Board Recommendation, (y) the Company Insiders to be present at the Shareholders Meeting for quorum purposes, and (z) the Company Insiders to vote their respective Class A Ordinary Shares in accordance with the Board Recommendation. The QIND Purchase Agreement provides that the Company may postpone or adjourn the Shareholders Meeting: (A) with the consent of QIND; (B) for the absence of a quorum (other than due to the failure of Company Insiders); or (C) to allow reasonable additional time (not to exceed 20 days) for the filing and distribution of any supplemental or amended disclosure with respect to the QIND Transactions or the QIND Merger that the board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s shareholders prior to the Shareholders Meeting. Prior to the mailing of the Registration Statement, the Company will be entitled to engage a proxy solicitor that is reasonably satisfactory to QIND and the QIND Sellers, and the Company will keep QIND and the QIND Sellers reasonably informed regarding its solicitation efforts and proxy tallies following the mailing of the Proxy Statement. In connection with the above, the board will be required to take all necessary action to ensure that the restrictions on business combinations that are provided for in the Irish Companies Act, and any other similar law applicable to the Company, will not apply to the QIND Purchase Agreement, the QIND Transactions, and the QIND Merger, including by approving the QIND Purchase Agreement and certain related agreements, documents and certificates to which the Company is or will be a party.

●	If, despite the Company’s reasonable best efforts, the Shareholder Approval is not obtained by the Initial Meeting Deadline, the Company will be required, during the period beginning on the Initial Meeting Deadline and continuing for 180 days thereafter (the “Extended Meeting Deadline”), cause one or more additional shareholder meetings to be held so as to obtain the Shareholder Approval.

●	If the Registration Statement cannot include any Adjustment Shares required to be issued pursuant to the QIND Purchase Agreement, then the Company will be required to file a separate registration statement that registers the issuance of the Adjustment Shares and use commercially reasonable efforts to cause such other registration statement to become effective as soon as practicable.

●	Each of the Company and QIND must take all necessary actions so that, immediately upon adjournment of the Shareholders Meeting or additional shareholders meeting held prior to the Extended Meeting Deadline at which the Shareholder Approval is obtained, the board will be comprised of: (w) one individual as designated by the Company and who shall be designated in writing pursuant to the QIND Merger Agreement; (x) one individual as designated by QIND and who shall be designated in writing pursuant to the QIND Merger Agreement; (y) two individuals that qualify as “independent” under the Nasdaq rules as designated by QIND and who shall be designated in writing under the QIND Merger Agreement; and (z) one individual that qualifies as “independent” under the Nasdaq rules as designated jointly by the Company and QIND and who is designated in writing under the QIND Merger Agreement, provided that a majority of these designees must qualify as an “independent director” under Nasdaq rules and regulations (collectively, the “New Directors”).

●	Within three business days of obtaining the Shareholder Approval, the Company will file the Amended Company Charter with the Companies Registration Office of Ireland or as otherwise required to be effective under Irish law.

Stock Purchase Agreement – Unwinding and Termination Provisions

The QIND Purchase Agreement contains the following unwinding and termination provisions:

●	The Company will be required to repurchase the Company Shares Consideration from the QIND Sellers, in whole, and return the QIND Sellers’ Shares to the QIND Sellers, (i) within 15 calendar days after the Extended Meeting Deadline if despite the Company’s reasonable best efforts, the Shareholder Approval is not obtained by the Extended Meeting Deadline; or (ii) if the Company fails to allocate cash raised from the Company Financing in compliance with the QIND Purchase Agreement, and the Company continues to fail to do so within five calendar days after written notice from QIND, then within 10 calendar days after the date of QIND’s notice to complete such repurchase. The QIND Purchase Agreement will automatically terminate upon such repurchase.

●	The QIND Purchase Agreement may be terminated by any party before the end of the Restricted Period, by written notice, if (a) the QIND Closing does not occur by the date that is 30 days from the date of the QIND Purchase Agreement, provided that the party seeking termination is not in material breach of the QIND Purchase Agreement, or (b) a law or order by any governmental or regulatory body (including Nasdaq) permanently prohibits the consummation of the QIND Transactions.

If the QIND Purchase Agreement is validly terminated, it will become void without further obligations or liabilities, except if termination results from fraud or willful and material failure to perform or breach, then the responsible party will be liable for damages as a result of such breach. Certain provisions, including confidentiality, fees and expenses, and miscellaneous terms, will continue to apply after termination.

The QIND Purchase Agreement also contains customary representations, warranties, and covenants, including customary restrictive covenants. The QIND Purchase Agreement provides for mutual indemnification provisions. Indemnification obligations with respect to claims relating to breaches of required representations under the QIND Purchase Agreement or certain related agreements, documents, or certificates are limited to claims of maximum damages of $4,000,000 and claims exceeding $400,000, except that no such limits apply with respect to claims of breach of certain representations considered to be fundamental under the QIND Purchase Agreement or with respect to claims of acts of fraud or willful misconduct. Indemnification obligations under the QIND Purchase Agreement will survive until the earlier of the Preferred Shares Conversion or 24 months following the QIND Closing Date, except that indemnification for claims of breach of certain representations considered to be fundamental under the QIND Purchase Agreement or with respect to claims of acts of fraud, willful misconduct or intentional misrepresentation will survive until the expiration of the applicable statute of limitations. The QIND Sellers’ indemnification obligations will be shared on a pro-rata basis.

Corporate History of Quality Industrial Inc.

QIND was incorporated in the state of Nevada on May 4, 1998. On May 28, 2022, Ilustrato acquired 77.4% of the outstanding shares of QIND. In connection with Ilustrato’s acquisition of QIND, QIND’s name was changed from Wikisoft Corp. to Quality Industrial Corp. by way of a short-form merger with QIND’s wholly-owned subsidiary, Quality Industrial Corp. Since August 4, 2022, OTC Markets Group Inc. has provided quotation services for QIND’s common stock under the ticker symbol “QIND”.

On March 27, 2024, QIND entered into a Stock Purchase Agreement, dated as of March 27, 2024, between QIND and Al Shola Gas (the “ASG Purchase Agreement”), to acquire a 51% interest in Al Shola Gas. The closing of the transaction took place upon the execution of the ASG Purchase Agreement. The parties agreed to a purchase price of $10,000,000, to be paid by QIND to Al Shola Gas, as follows: (1) $9 million will be paid in the form of national exchange-listed stock or cash, in eight quarterly tranches over a period of 24 months, beginning from the first quarter following QIND’s uplist to a national exchange. Stock value will be protected by make whole agreement(s), and each tranche will be subject to a 12-month leak-out agreement. (2) $1 million cash will be paid within 12 months of closing and at the soonest possible time.

Pursuant to the terms of the ASG Purchase Agreement, QIND will elect two non-paid directors of Al Shola Gas, including Chairman of the Board, and one non-paid director of Al Shola Gas will be elected by the other Al Shola Gas shareholders. QIND obtained immediate control of Al Shola Gas upon execution of the ASG Purchase Agreement. Full operational control of Al Shola Gas will be retained by existing management unless the board of directors designated under the ASG Purchase Agreement determines otherwise due to a breach of the ASG Purchase Agreement, ongoing poor performance, or if structural changes are recommended in line with the laws governed by the ASG Purchase Agreement which will be decided and approved by the board of directors designated under the ASG Purchase Agreement. Al Shola Gas will make payment along with interest, if any, to the Company from revenue proceeds before disbursement of dividends in four yearly equal installments, starting in 2025. A separate loan agreement will be signed. The Company will have the right but not the obligation to purchase the remaining 49% of Al Shola Gas’s shares for a two-year period from the closing date at an amount prorated to the purchase price. The board of directors of Al Shola Gas will determine a mutually agreed management fee and intercompany charges to the Company for services.

Corporate Information

Our corporate address and registered office are located at The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, Dublin 2, D02 YX28, Ireland. The phone number of our registered office is +353 1 920 1000.

Our agent for service of process in the United States is Jeffrey E. Schwarz, whose business address and telephone number are: Our agent for service of process in the United States is Jeffrey E. Schwarz, whose business address and telephone number are: P.O. Box #347, East Hampton, NY 11937, (917) 742-2521.

Our websites can be found at https://www.fusion-fuel.eu, www.qualityindustrialcorp.com and https://alsholagas.ae. The information contained on our websites is not a part of this Annual Report, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in the Class A Ordinary Shares or publicly-traded warrants.

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

4.B. Business Overview

Overview of the Former Green Hydrogen Business

From its inception until November 11, 2024, the Company was the provider of a miniaturized PEM electrolyzer, which the Company referred to as the “HEVO,” which could be attached to the back of CPV solar modules, creating a single solar to green hydrogen system. This combination of CPV solar modules and HEVOs was the Company´s first product and was called the HEVO-Solar. In 2023, the Company began commercializing a solution which the Company referred to as the HEVO-Chain solution. This product was built around the concept of the HEVOs working in sequence, making it easily scalable, and allowing it to operate with any type of electrical energy input. The Company shifted its offering to focus solely on the HEVO-Chain solution for any new proposals to clients given it was significantly easier to install and license, its lower space requirements and the fact that it could be used with any power input. The Company began to generate revenues from its electrolyzer system sales in 2023.

From 2022 until November 11, 2024, the Company operated a solar-to-green hydrogen demonstration and R&D plant in Evora, Portugal. In Benavente, Portugal, the Company operated an industrial electrolyzer production factory, which the Company sold subject to a lease-back contract in a €9.3 million transaction that generated net proceeds of approximately €7.5 million. As of the end of 2023, the Company had been contracted to provide its electrolyzer technology for five green hydrogen projects ranging from 300 kW to 1.25 MW of electrolyzer capacity, and engineering and procurement services ranging from providing engineering designs and specifications, providing the balance of plant equipment, and turnkey project delivery, subject to obtaining government support or grants through a tender process. On February 16, 2024, the Company announced that it had received notification from the European Commission that the Company’s HEVO-Portugal project was among 33 entities selected for approval under the Important Projects of Common European Interest Hy2Infra program.

The Company’s in-house production facility in Benavente, Portugal began the first production of the Company’s 4th generation HEVOs and its HEVO-Chain cube solution. This solution encased the HEVO in dedicated cube structures or in containers depending on project requirements.

During 2023, the Company took steps to deliver hydrogen production plants using its HEVO technology and related services and equipment for three different projects. The Company delivered the first full plant to a client, the Exolum Torrejon plant in Madrid, Spain. The Company also started the delivery of services, materials and equipment for Consejo Superior de Investigaciones Científicas (“CSIC”), the largest public institution dedicated to research in Spain, and for a building materials company operating in Spain. The Exolum Torrejon project used the Company’s HEVO-Solar solution. The CSIC project was designed to use a mix of HEVO-Solar and HEVO-Chain equipment. The Company’s third commercial project was a pure HEVO-Chain project. For all three projects, the Company undertook a substantial amount of the engineering work required for project completion and providing the balance of plant equipment.

Prior to November 11, 2024, the Company developed a series of projects in Portugal for which it aimed to secure key elements that make a project viable such as land, grant, permits, and potentially offtake agreements, before selling the project to a third party who would then make the capital investment to begin construction. The Company was in discussions and negotiations with various parties regarding the sale and/or an investment commitment for these projects. For these projects, the Company aimed to secure a provision contract with the final investor, whether with electrolyzer provisions, engineering or procurement services, or all three for certain cases.

On November 11, 2024, Fusion Fuel Portugal filed for insolvency in the civil court of Sintra, Portugal, and is currently undergoing insolvency proceedings. Subsequently, the former production and sale of the Company’s miniaturized PEM electrolyzer product line and research and development activities, which were conducted through Fusion Fuel Portugal and its subsidiaries, ceased and will not be continued. It is expected that the assets held by Fusion Fuel Portugal and its subsidiaries will be disposed of through a liquidation process. As a result, all business operations of the Company’s former green hydrogen business ceased as of November 11, 2024, and are not expected to be resumed.

Overview of the Planned Hydrogen Business

We plan to provide comprehensive green hydrogen project solutions, including advisory services, engineering, equipment sales, and project oversight. We expect to offer end-to-end project management, supporting clients from the initial feasibility stage through to operation and maintenance. By designing plants specifically for clients’ needs, without relying on predetermined specifications, we anticipate that we will ensure every solution is purpose-built. Our hydrogen service will specialize in sustainability and innovation, aiming to become a leading provider of green hydrogen technologies globally.

We will support plant owners and developers with end-to-end or partial solutions as they navigate the complexities of bringing a green hydrogen project to life, developing long-lasting client relationships. The range of our services will be comprehensive and include advising on each hydrogen project’s concept and proposal, engineering front-end loading (FEL) I – III studies, equipment procurement and sourcing, construction and regulatory compliance, and operation and maintenance procedures. Due to our experience from our legacy hydrogen business, we believe that our knowledge of the industry creates additional value for future projects.

We will provide comprehensive solutions for engineering, procurement, and construction (EPC) for hydrogen projects.

We will ensure that projects are delivered on schedule, within budget, and meet the required specifications. This service will include the integration of key technologies for the electrolyzers, balance of system, balance of plant, energy storage, fuel cells, and hydrogen supply infrastructure.

Our advisory services will include specialized expertise, strategic guidance, and technical insights to stakeholders involved in green hydrogen projects. We will assist in planning, development, feasibility, financing, and implementation of hydrogen-related projects. In an advisory capacity, we may work across various stages of a hydrogen project, from early-stage feasibility assessments to project financing and post-implementation solutions such as management consulting or operations.

In the initial phase of these planned services, we will staff specialist functions on a project-by-project basis to maintain low fixed costs. These specialists will fulfill highly specialized roles that can directly impact the quality of the project delivered to a client and need careful selection and oversight. Over time, we plan to bring certain of these functions in-house. We will look to outsource administrative functions where possible and for as long as possible. Where possible, specialists in this area will be hired on a project-by-project basis. Hydrogen project activities require in-depth knowledge of local regulations and practices. Depending on the size of contracts and potential risks involved, a senior legal hire may be required in a later phase of these services.

Overview of the Gas Distribution Business

Through our operating subsidiary, QIND, an industrial company specializing in the energy sector, and its operating subsidiary, Al Shola Gas, we provide comprehensive solutions for the liquefied petroleum gas (“LPG”) industry. Our services include consulting, designing, supplying, installing, and maintaining LPG systems, as well as the transportation and supply of LPG in both bulk and cylinder formats. We cater to a diverse range of clients, including commercial buildings, mixed-use apartment complexes, shopping centers, food courts, heavy industries, labor accommodations, catering units, commercial kitchens, and dining establishments. Our mission is to develop a next-generation industrial and energy corporation that meets the increasing global demand for high-quality, cost-effective, and sustainable energy solutions.

Al Shola Gas is based in Dubai, UAE, offering a broad range of specialized services, including:

●	Central Gas Systems (LPG):

●	Design, supply, construction, operation, and maintenance (certified by Dubai Civil Defense)

●	Design consultancy and project management

●	Repair and preventive maintenance

●	Billing and monitoring systems

●	LPG Supply and Distribution:

●	Supply of LPG in cylinders and bulk formats

●	LPG System Projects:

●	Design, supply, and installation of aboveground and underground LPG tanks, including all pipeline and instrumentation components

●	Installation and commissioning of LPG, propane, and synthetic natural gas-compatible systems

●	Pressure-reducing and distribution stations

●	Gas leak detection systems

●	LPG metering stations

●	Vaporizer systems

●	Deluge and sprinkler systems, along with other gas safety systems

Al Shola Gas specializes in the design, implementation, and maintenance of various LPG pipeline networks for commercial and industrial clients. We comply with Dubai Civil Defense regulations and international safety standards, offering warranty and safety certification as mandated by relevant regulations.

LPG Distribution – Cylinders

Al Shola Gas maintains an extensive LPG cylinder distribution network in Dubai, supported by a fleet of delivery trucks. Our centralized call center, along with a dedicated administrative team, allows it to distribute over 20,000 LPG cylinders each month.

LPG Distribution – Bulk Gas

Al Shola Gas is an approved supplier of bulk LPG, sourcing from the Emirates General Petroleum Corporation. We distribute more than 500,000 liters of bulk LPG each month. Our fleet consists of two 18,000-liter capacity trucks and one 25,000-liter capacity truck to support our bulk LPG supply operations.

Intellectual Property

Fusion Fuel Portugal filed two patents in 2020 and three provisional patents in 2022. Its rights to these patents are expected to be liquidated in connection with its entry into insolvency proceedings on November 11, 2024.

Al Shola Gas does not possess registered intellectual property rights. Its intellectual property lies in its specific design and engineering processes, personnel, capabilities, compliance, and certifications, which have established it as a trusted service provider and supplier in its region. Al Shola Gas holds the ISO 9001 Quality Management System certification.

Competition

Our planned hydrogen services business will encounter competition from various established energy companies and engineering firms providing similar services. Many of these competitors possess greater financial resources, established customer relationships, and extensive industry expertise, which could hinder the Company's ability to secure contracts and stand out in the market. The Company’s competitiveness relies on its capacity to showcase technical expertise, forge strategic partnerships, and deliver cost-effective solutions.

Al Shola Gas’s competitors are primarily UAE-based companies that specialize in gas distribution systems, such as Royal Development for Gas Works, Al Fanar Gas, and Lahej & Sultan.

Employees

The Company has approximately 130 employees. The employees are not represented by a labor union or collective bargaining agreement. We believe that our relationship with our employees is good.

Laws and Regulations

Hydrogen service providers worldwide must comply with a complex regulatory framework governing production, transportation, storage, and distribution, with specific requirements varying by jurisdiction. Key regulations include environmental and sustainability mandates (e.g., the European Union’s Renewable Energy Directive (RED III), U.S. Inflation Reduction Act incentives), safety and transport standards (e.g., Accord Dangereux Routier (ADR) in Europe, Department of Transportation in the U.S., and the UN Recommendations on the Transport of Dangerous Goods), infrastructure rules (e.g., the Alternative Fuels Infrastructure Regulation in the European Union, Japan’s Basic Hydrogen Strategy), and market regulations ensuring open access and certification compliance (e.g., Guarantees of Origin in the European Union, China’s hydrogen certification system).

LPG distribution and engineering service providers in Dubai are primarily regulated by the Dubai Municipality and Dubai Civil Defense, which enforce strict safety, storage, and transportation requirements in accordance with local laws. Licensing for LPG distributors and engineering firms necessitates compliance with technical standards, environmental guidelines, and periodic safety inspections. Across the broader Middle East, regulations vary by country but generally adhere to international safety standards, such as those set by the International Organization for Standardization (ISO). Gulf Cooperation Council countries, including Saudi Arabia, Qatar, and Oman, impose stringent controls on the importation, storage, and sale of LPG, with regulatory oversight from national energy and safety authorities.

Seasonality

Our business lines can be affected by seasonal trends. During specific holiday periods, business development may see a slowdown in negotiations and discussions with counterparties and clients, which could also affect the supply chain. Revenues from our planned hydrogen services may be influenced by seasonality, as solar radiation fluctuates throughout the year, leading to variations in hydrogen sales revenue from month to month.

The seasonality of revenue derived from LPG distribution services in the Middle East is typically not pronounced; nevertheless, demand fluctuations may still arise. Consumption of LPG may increase during winter months when the population in the region reaches its peak, resulting in higher gas consumption in residential facilities, hotels, and restaurants. A seasonal variation may be observed during the summer months when the demand for LPG can decline due to the extreme heat prevalent in the region, which generally leads to lower tourist activity and a decreased population density.

4.C.  Organizational Structure

The following is a list of the subsidiaries of the Company:

●	Quality Industrial Corp., our 69.36%-owned subsidiary, a Nevada corporation formed on May 4, 1998.

●	Al Shola Al Modea Gas Distribution LLC, 51%-owned by Quality Industrial Corp., formed in the United Arab Emirates on March 18, 1990.

●	Bright Hydrogen Solutions Limited, our wholly-owned subsidiary, a private limited company incorporated in Ireland on February 17, 2025.

●	Fusion Fuel Portugal, S.A., our wholly-owned subsidiary, formed in Portugal on July 26, 2018.

●	Fusion Fuel USA, Inc., our wholly-owned subsidiary, a Delaware corporation formed on April 21, 2021.

●	Fusion Fuel Australia, PTY Ltd., our wholly-owned subsidiary, formed in Australia on July 1, 2021.

●	Fusion Fuel Australia – Pilot PTY Ltd., wholly-owned by Fuel Australia, PTY Ltd, formed on July 1, 2021 in Australia.

●	Fusion Fuel Morocco, S.A.S., our wholly-owned subsidiary, formed in Morocco on May 31, 2022.

●	Hanoi Asset Management, S.L., our wholly-owned subsidiary, formed in Spain on March 16, 2023.

●	Fuel Cell Évora I, Unipessoal LDA, wholly-owned by Fusion Fuel Portugal, formed in Portugal on January 1, 2021.

●	Fuel Cell Évora II, Unipessoal LDA, wholly-owned by Fusion Fuel Portugal, formed in Portugal on January 1, 2021.

●	Hevo Sines, Unipessoal LDA, wholly-owned by Fusion Fuel Portugal, formed in Portugal on June 1, 2022.

●	Hevo Sines II, Unipessoal LDA, wholly-owned by Fusion Fuel Portugal, formed in Portugal on June 1, 2022.

●	Hevo Sines III, Unipessoal LDA, wholly-owned by Fusion Fuel Portugal, formed in Portugal on May 18, 2022.

●	Hevo Portugal, Unipessoal, LDA, wholly-owned by Fusion Fuel Portugal, formed in Portugal on September 1, 2022.

●	Hevo II Industria, Unipessoal LDA, wholly-owned by Fusion Fuel Portugal, formed in Portugal on November 1, 2022.

●	Hevo Aveiro, Unipessoal LDA, wholly-owned by Fusion Fuel Portugal, formed in Portugal on June 28, 2023.

The following diagram depicts our organizational structure as of March 10, 2025.

Fusion Fuel Green PLC (Ireland)
69.36%
100%
100%
100%
100%
100%
100%
Fusion Fuel Portugal, S.A. (Portugal)
Fusion Fuel Australia, PTY Ltd. (Australia)
Fusion Fuel USA, Inc. (Delaware)
Hanoi Asset Management, S.L. (Spain)
Fusion Fuel Morocco, S.A.S. (Morocco)
Bright Hydrogen Solution Ltd. (Ireland)
Quality Industrial Corp. (Nevada)
100%
Fuel Cell Évora I, Unipessoal LDA (Portugal)
100%
Fuel Cell Évora II, Unipessoal LDA (Portugal)
100%
Hevo Sines, Unipessoal LDA (Portugal)
100%
Hevo Sines II, Unipessoal LDA (Portugal)
100%
Hevo Sines III, Unipessoal LDA (Portugal)
100%
Hevo Portugal, Unipessoal LDA (Portugal)
100%
Hevo II Industria, Unipessoal LDA (Portugal)
100%
Hevo Aveiro, Unipessoal LDA (Portugal)
100%
Fusion Fuel Australia – Pilot PTY Ltd. (Australia)
51%
Al Shola Al Modea Gas Distribution LLC (United Arab Emirates)

Fusion Fuel Green PLC (Ireland) Fusion Fuel Portugal, S.A . ( Portugal ) Fuel Cell Évora I, Unipessoal LDA ( Portugal ) Fusion Fuel Australia – Pilot PTY Ltd. ( Australia) 100% 100% 100% 100% Fusion Fuel Australia, PTY Ltd. ( Australia) 100% Fusion Fuel USA, Inc. ( Delaware) 100% 100% Hanoi Asset Management, S.L. ( Spain) Fusion Fuel Morocco, S.A.S. ( Morocco ) Fuel Cell Évora II, Unipessoal LDA ( Portugal ) 100% Hevo Sines, Unipessoal LDA ( Portugal ) 100% Hevo Sines II, Unipessoal LDA ( Portugal ) 100% Hevo Sines III, Unipessoal LDA ( Portugal ) 100% Hevo Portugal, Unipessoal LDA ( Portugal ) 100% 100% Hevo II Industria, Unipessoal LDA ( Portugal ) 100% Hevo Aveiro, Unipessoal LDA ( Portugal ) 69.36% Quality Industrial Corp. (Nevada) Al Shola Al Modea Gas Distribution LLC (United Arab Emirates) 51% Bright Hydrogen Solution Ltd. (Ireland ) 100%

4.D. Plants, Property and Equipment

On January 1, 2021, Fusion Fuel Portugal entered into a sub-lease agreement for space of 4,156 square meters of office, logistical, and industrial activities. Parking plots are also included. The sub-lease has an initial term of five years, with automatic renewal for additional terms of five years until either party notifies the other party of its intention not to renew. Either party can choose to terminate the agreement after 20 months once adequate communication is provided to the other party. The total monthly rent determined by the sub-lease is fixed at €0.03 million.

On December 20, 2022, Fusion Fuel Portugal entered into a sale-and-leaseback agreement for its facility at Benavente, Portugal. The leaseback arrangement has an initial term of 20 years and will be automatically renewed for a further ten years unless the Company provides sufficient notice to terminate. The monthly rent determined by the lease is fixed at €0.06 million.

During 2021, 2022 and 2023, Fusion Fuel Portugal along with its subsidiary entities entered into various land, equipment and vehicle leases in the ordinary course of business.

Prior to November 11, 2024, the Company owned or leased certain hydrogen plants and other tangible fixed assets. See Item 4.B. Business Overview. “Overview of the Former Green Hydrogen Business”. On November 11, 2024, Fusion Fuel Portugal entered into insolvency proceedings. It is expected that any material tangible fixed assets, including leased properties, held by Fusion Fuel Portugal and its subsidiaries will be disposed of through a liquidation process.

As of December 31, 2023, QIND has a virtual office at 315 Montgomery Street, 94104 San Francisco, California. The cost per month is $113 and is renewed annually.

As of December 31, 2023, Al Shola Gas leases facilities for terms ranging from 1 to 5 years at the addresses listed below, along with their respective square foot sizes and annual rent amounts per facility. In total, ASG leases properties that exceed 20,000 square feet.

Location	Lease Term	Area Sq. Ft.	Annual Rent
Office at Hamsah Building, O/112, Zabeel Road, Dubai, UAE	1 Year	1,222	$25,663
Warehouse No. 19, Baghdad Street, Al Qusais Industrial Area 2, Al Qusais, Dubai, UAE	1 Year	6,400	$7,115
Warehouse Plot No: 987-1006, Al Layan 1, DIC, Dubai, UAE	5 Years	10,010	$30,518
Employee accommodation 17 units Plot No: 438-0, Muhaisanah Second, DIC, Dubai, UAE	1 Year	2,928	94,496
Total		20,550	$157,792